

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

David J. Oakes
Chief Financial Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

> **Re: DDR Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-11690**

Dear Mr. Oakes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Other Commitments, page 90

1.   Please confirm that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

General and Administrative Expenses, page F-14

2.   Please tell us how you complied with paragraphs 16-20 of ASC 840-20-25, or tell us how you determined it was not necessary to capitalized internal leasing and legal salaries and related expenses associated with re-leasing existing space.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief